SECURI 15027534 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24054

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/14 (MM/DD/YY) AND ENDING 06/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Selkirk Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 N. Wall Street, Suite 402
(No. and Street)

Spokane (City) WA (State) 99201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert B Clark 509-777-2900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MartinelliMick PLLC
(Name – *if individual, state last, first, middle name*)

218 N. Bernard St., 2nd Floor (Address) Spokane (City) WA (State) 99201 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert B. Clark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Selkirk Investments, Inc., as of June 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Notary Public
State of Washington
IRENE L JOHNSON
My Appointment Expires Jun 13, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SELKIRK INVESTMENTS, INC.

Financial Statements and Independent Auditor's Report

June 30, 2015

MartinelliMick PLLC
218 North Bernard
Second Floor
Spokane, Washington 99201

SELKIRK INVESTMENTS, INC.

TABLE OF CONTENTS

MARTINELLIMICK PLLC
A FRUCI & ASSOCIATES SUBSIDIARY
218 North Bernard Street Second Floor Spokane, WA 99201

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Selkirk Investments, Inc.

We have audited the accompanying statement of financial condition of Selkirk Investments, Inc. as of June 30, 2015, and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of Selkirk Investment Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Selkirk Investments, Inc. as of June 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained on pages 15-17 has been subjected to audit procedures performed in conjunction with the audit of Selkirk Investment Inc.'s financial statements. The supplemental information is the responsibility of Selkirk Investment Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

MartinelliMick PLLC

MartinelliMick PLLC
Spokane, WA

August 27, 2015

SELKIRK INVESTMENTS, INC.
Statement of Financial Position
June 30, 2015

ASSETS		
Cash	$	53,874
Deposits with clearing broker		50,010
Deposits with CRD		100
Employee advances & notes		33,805
Secured Demand Note - CD		20,000
Total Assets	$	157,789
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	43,653
Accrued vacation		4,205
Accruals and taxes payable		1,496
Due to related party		2,386
Subordinated Secured Demand Note		20,000
Total Liabilities		71,740
COMMITMENTS & CONTINGENCIES		-
STOCKHOLDER'S EQUITY		
Capital stock - no par value, 200,000 shares authorized; 115,000 shares issued and outstanding		30,000
Paid-in capital		385,540
Accumulated deficit		(329,491)
Total Stockholders' Equity		86,049
Total Liabilities and Stockholders' Equity	$	157,789

The accompanying notes are an integral part of these financial statements.

SELKIRK INVESTMENTS, INC.
Statement of Income
Year Ended June 30, 2015

REVENUES		
Commissions	$	510,915
Miscellaneous Income		113
Interest		1,546
		512,574
EXPENSES		
Commissions		254,577
Employee compensation and benefits		123,503
Occupancy and equipment rental		44,565
Taxes		28,989
Communications		3,946
Other operating expenses		61,403
		516,983
LOSS BEFORE TAXES		(4,409)
FEDERAL INCOME TAXES		(1,062)
NET LOSS	$	(5,471)
Loss per share, basic and diluted	$	(0.05)
Weighted average common shares outstanding, basic and diluted		115,000

The accompanying notes are an integral part of these financial statements.

SELKIRK INVESTMENTS, INC.
Statement of Changes in Stockholder's Equity
Year Ended June 30, 2015

	Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
BALANCE, BEGINNING OF YEAR	$ 30,000	$ 385,540	$ (324,020)	$ 91,520
ADD (DEDUCT):				
Net loss	-	-	(5,471)	(5,471)
BALANCE, END OF YEAR	$ 30,000	$ 385,540	$ (329,491)	$ 86,049

The accompanying notes are an integral part of these financial statements.

SELKIRK INVESTMENTS, INC.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
June 30, 2015

Balance, beginning of period - July 1, 2014	$	22,000
Increases		-
(Decreases)		(2,000)
Balance, end of period - June 30, 2015	$	20,000

The accompanying notes are an integral part of these financial statements.

SELKIRK INVESTMENTS, INC.
Statement of Cash Flows
Year Ended June 30, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$	(5,471)
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease (increase) in assets:		
Accounts receivable		3,059
Employee advances		(1,296)
Deposit with CRD		1,092
Increase (decrease) in liabilities		
Accounts payable and accrued liabilities		(10,589)
Due to related party		1,062
Net cash provided by operating activities		(12,143)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Subordinated secured demand note		2,000
CASH FLOWS FROM FINANCING ACTIVITIES:		
Borrowings for secured subordinate debt		(2,000)
NET DECREASE IN CASH		(12,143)
CASH, BEGINNING OF YEAR		66,017
CASH, END OF YEAR	$	53,874
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
Interest expense paid	$	1,096
Income taxes paid		-

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Selkirk Investments, Inc. ("Selkirk"), located in Spokane, Washington, operates as an introducing broker/dealer, clearing transactions with and for customers on a fully disclosed basis through another broker/dealer.

Effective January 1, 1995, pursuant to a plan of reorganization, the Company became a wholly owned subsidiary of Empire Financial Group Incorporated ("EFGI"). At that date, the shareholders transferred all issued and outstanding shares of stock of Selkirk to EFGI in exchange for shares of EFGI.

Selkirk's year-end is June 30.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Selkirk Investments, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

Cash and Cash Equivalents
Cash and cash equivalents include short-term investments with original maturities of three months or less that are available to meet the cash needs of Selkirk.

Accounting Method
The Company's financial statements are prepared using the accrual method of accounting.

Use of Estimates
The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements.

Compensated Absences
Employees are entitled to paid vacation, sick days, and personal days off depending on job classification, length of service, and other factors. At June 30, 2015, a total of $4,205 had been accrued for future compensated absences.

Derivative Instruments

The Company follows the guidance of ASC Topic 815 Derivatives and Hedging. This standard establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. It also requires disclosures about the entity's derivative and hedging activities.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.
Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes.

At June 30, 2015, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Furniture and Equipment

Selkirk sold its furniture and equipment to its parent, Empire Financial Group, in 1999 at book value. EFGI leases the furniture and equipment back to Selkirk on an operating lease for $40 per month. The operating lease is updated annually.

Earnings (losses) per share

Basic and diluted earnings (losses) per share are presented in accordance with FASB ASC Topic 260 – Earnings per Share and are calculated on the basis of the weighted average number of common shares outstanding during the period. Basic earnings per share includes no dilution and is computed by dividing net income available to common shareholders by the weighted average common shares outstanding. Diluted earnings per share calculations include the dilutive effect of common stock equivalents in years with net income. Basic and diluted earnings per share, ($.05) as of June 30, 2015, are the same due to the absence of common stock equivalents.

Revenue Recognition and Related Expenses

Selkirk recognizes income from trades made and investing activities, including its portion of any shared commissions. Total commission expense recorded for the year ended June 30, 2015 was $254,577 which includes all commissions paid to the Company's securities representatives.

Securities Transactions

Securities transactions are recorded on a settlement date basis.

Income Taxes
Federal income taxes are calculated in accordance with ASC Topic 740 – *Income Taxes* and have been computed at statutory rates. See Note 5. Selkirk is part of a consolidated federal tax filing by its parent company, EFGI.

Fair Value of Financial Instruments
The Company's financial instruments as defined by Topic 820 – Fair Value Measurements and Disclosures include cash, accounts receivable, accounts payable and accrued expenses. All instruments are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at June 30, 2015.

Anti-Money Laundering
The Company has adopted anti-money laundering policies in compliance with the 2001 US Patriot Act. Title III of the Patriot Act imposes obligations on brokers/dealers and other financial institutions under new anti-money laundering provisions and amendments to the existing Bank Secrecy Act requirements. Each employee has read the policy and attended an annual meeting for compliance with the Company policy.

Recent Accounting Pronouncements
A review of all of the accounting pronouncements for the period was done and none appeared to apply to Selkirk Investments. The Company will continue to review Accounting Standard Updates for any possible active effects upon the Company's financial statements or related disclosures.

NOTE 3 – NET CAPITAL REQUIREMENT

Selkirk is subject to the Securities and Exchange Commission's ("SEC") uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500% (15 to 1). At June 30, 2015, Selkirk had net capital of $72,044 which is $22,044 more than its required net capital of $50,000. Selkirk's ratio of aggregate indebtedness to net capital was .72 to 1. Selkirk is exempt from SEC Rule 15c3-3 because it does not carry security accounts for customers or perform custodial functions relating to customers securities.

NOTE 4 - DEFINED CONTRIBUTION 401(k)

EFGI sponsors a defined contribution 401(k) plan that covers employees and employees of the affiliated group who are at least 21 years of age. Employees may contribute up to 20% of eligible compensation up to a federally-mandated maximum. Employer contributions are discretionary with a minimum contribution of 1% of participants' compensation. For the year ended June 30, 2015, Selkirk reimbursed EFGI for contributions totaling $743.

NOTE 5 - FEDERAL INCOME TAX

Federal income taxes are calculated in accordance with ASC Topic 740 *Income Taxes* and have been computed at statutory rates. Selkirk is part of a consolidated federal tax filing by its parent company, EFGI on a calendar year basis.

The current tax provision shown on the Company's statement of income represents the federal income tax the Company would have incurred on a separate basis at its anticipated federal tax rate of 15%, although federal income tax returns are filed on a consolidated basis by its parent on a calendar year basis. In accordance with regulatory requirements and ASC Topic 980 *Regulated Operations,* the Company had a tax liability for the fiscal year ended June 30, 2015 of $1,062 from the current year's estimated taxable income.

At June 30, 2015, Selkirk's parent company filed the calendar year 2014 tax return. As such, Selkirk has an increased tax liability, represented in part by its tax liability carried over from the prior period in the amount of $1,324. The adjusted balance of $2,386, due to EFGI, will either be paid in subsequent years or further reduced by subsequent losses.

NOTE 6 - RELATED-PARTY TRANSACTIONS

Selkirk leases office furniture and fixtures from its parent corporation, as described in Note 7. During the period ended June 30, 2015, lease payments totaled $576.

As of June 30, 2015 the following was owed to Selkirk:

Employee advances due from officers:	$	7,820
Notes receivable due from officers:	$	23,687
Officer reimbursements for personal expenses:	$	2,298

As of June 30, 2015, Selkirk owed the parent corporation $1,324 for prior period tax benefits under the consolidated tax filing.

As of June 30, 2015, Selkirk owed $20,000 to an officer of the Company under a secured demand note agreement, which is collateralized by a demand deposit in the same amount. Interest is payable to the officer at 5% annually. Through the end of the period, total interest accrued and owed to the officer amounted to $11. The borrowings, under the subordination agreement originally dated June 26, 2014, were extended on May 1, 2015 to mature on June 26, 2016.

The secured demand note is covered by agreements approved by FINRA and are, as such, are available in computing net capital requirements under the SEC's uniform net capital rule.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Selkirk leases office space, furniture and fixtures, a postage machine, and computer equipment under terms of operating leases. Lease payments for the aforementioned expenditure categories in the year ended June 30, 2015 were $39,745, $576, $652, and $3,592, respectively. A new five year lease for office space was agreed upon on July 23, 2014, which calls for monthly payments of $3,063. The lease expires August 31, 2019. The lease for furniture and fixtures is an annual lease, which currently calls for a monthly payment of $40, and is in effect until November 2015. The Company acquired a postage machine, which calls for quarterly payments of $150 and was in effect until May of 2011 and has been renewed on a quarterly payment since then. The lease for computer equipment calls for monthly payments of $275, which is in effect until October 2015.

The lease commitments for the subsequent fiscal years ending June 30 are as follows:

2016	$38,056
2017	$36,756
2018	$36,756
2019	$36,756
2020	$ 6,126

NOTE 8 – RULE 17a-5

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the audited statement of financial condition of the Company as of June 30, 2015 is available for examination and copying at Selkirk's offices and at the Los Angeles, California, Pacific Regional Office of the Commission.

NOTE 9 – SUBSEQUENT EVENTS

As of August 27, 2015, the date the financial statements were available to be issued, management has evaluated events occurring subsequent to the date of the financial statements and there were no events that would require disclosure in these financial statements.

MARTINELLIMICK PLLC
A FRUCI & ASSOCIATES SUBSIDIARY
218 North Bernard Street Second Floor Spokane, WA 99201

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of Selkirk Investments, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2015, which were agreed to by Selkirk Investments, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating Selkirk Investment Inc.'s compliance with the applicable instructions of Form SIPC-7. Selkirk Investments, Inc.'s management is responsible for Selkirk Investment Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting those adjustments, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Martinelli Mick PLLC

MartinelliMick PLLC
Spokane, WA

August 27, 2015

MARTINELLIMICK PLLC
A FRUCI & ASSOCIATES SUBSIDIARY
218 North Bernard Street Second Floor Spokane, WA 99201

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Selkirk Investments, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report - Schedule of Computation of Reserve Requirement of "Special Reserve Bank Account for Exclusive Benefit of Customers" and Information of Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, in which (1) Selkirk Investments, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Selkirk Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Selkirk Investments, Inc. stated that Selkirk Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Selkirk Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Selkirk Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Martinelli Mick PLLC

MartinelliMick PLLC
Spokane, WA

August 27, 2015

Selkirk Investments, Inc. Exemption Report
Schedule of Computation of Reserve Requirement of "Special Reserve Bank Account for Exclusive Benefit of Customers" and Information for Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2015

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Selkirk Investments, Inc. is a broker/dealer registered with the SEC and FINRA.
- Selkirk Investments, Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended June 30, 2015.
- Selkirk Investments, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

  The provisions of the Customer Protection Rule shall not be applicable to a broker or deal who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17 a-3 and Rule 17 a-4, as are customarily made and kept by a clearing broker or dealer.

- Selkirk Investments, Inc. has met the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the period of July 1, 2014 through June 30, 2015, without exception.

The above statements are true and correct to the best of my and the Firm's knowledge.

Robert B. Clark
President

SELKIRK INVESTMENTS, INC.
Computation of Net Capital
June 30, 2015

NET CAPITAL:		
Total stockholders' equity	$	86,049
Liabilities subordinated to claims of general creditors allowable		20,000
Non-allowable receivables		(33,905)
Haircut on subordinated debt		(100)
NET CAPITAL AT JUNE 30, 2015	$	72,044
AGGREGATE INDEBTEDNESS:		
Total liabilities	$	51,740
Interest payable to subordinated lenders		(11)
TOTAL AGGREGATE INDEBTEDNESS	$	51,729
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Net capital	$	72,044
Less: minimum net capital required		(50,000)
Net capital in excess of minimum requirement	$	22,044
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.72

The accompanying notes are an integral part of these financial statements.

SELKIRK INVESTMENTS, INC.
Reconciliation of Computation of Aggregate Indebtedness and Net Capital with that of the Registrant as Filed in Part II of Form X-17A-5
June 30, 2015

AGGREGATE INDEBTEDNESS:		
Aggregate indebtedness as reported by registrant	$	51,729
Net audit adjustments:		
None		-
Aggregate indebtedness as computed on page 15	$	51,729
NET CAPITAL:		
Net capital as reported by registrant	$	72,044
Net audit adjustments:		
None		-
Net capital as computed on page 15	$	72,044
Debt to Equity		71.80%

The accompanying notes are an integral part of these financial statements.